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                           MEGAMEDIA NETWORKS, INC.
                             57 West Pine Street
                            Orlando, Florida 32801
                                (407) 245-3636


February 12, 2001

Richard Wulff, Chief
Office of Small Business Review
Division of Corporation Finance
U. S. Securities and Exchange Commission
Washington, DC 20549


Re: Registration Statement on Form SB-2 of MegaMedia Networks, Inc., a Delaware corporation (the "Company")

     Commission File No. 333-45138


Dear Mr. Wulff:

     Pursuant to Rule 477(a) of Regulation C, the Company hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, together with all exhibits thereto. The Registration Statement was filed with the Securities and Exchange Commission on September 1, 2000. No amendments have been filed.

     The reason for the request for withdrawal is that the Company has insufficient funds to proceed with its business plans and is unable to pay the costs and fees associated with the preparation of the Registration Statement. No securities have been sold under the Registration Statement and no preliminary prospectus was delivered to prospective investors.

     Accordingly, the Company hereby requests that the Securities and Exchange Commission issue an order granting withdrawal of the Registration Statement as soon as possible.

     Thank you very much.

                                       Sincerely yours,

                                       /s/ William A. Mobley, Jr.

                                       William A. Mobley, Jr.
                                       Chairman of the Board

cc: Mr. Michael Clampitt
    Mr. Brian Cascio
    Parks, Tschopp, Whitcomb & Orr, P.A.